Exhibit 99.1

OBJET LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2012

(UNAUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(UNAUDITED)

OBJET LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

	September 30, 2012	December 31, 2011
in thousands, except per share data
ASSETS

Current assets
Cash and cash equivalents	$38,682	$42,954
Short-term bank deposits	30,060	14,500
Restricted deposits	774	781
Marketable securities	-	988
Accounts receivable:
Trade, net	25,902	15,020
Other	5,688	7,353
Inventories	24,447	25,973
Prepaid expenses	1,079	2,842
Deferred income taxes	90	80
Total current assets	126,722	110,491
Non-current assets

Property, plant and equipment, net	16,251	11,718

Other assets
Goodwill	48	-
Other intangible assets, net	2,215	-
Amounts funded in respect of employees
rights upon retirement	2,412	2,171
Deferred income taxes	86	88
Other non-current assets	89	70
Total other assets	4,850	2,329
Total assets	$147,823	$124,538

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$12,602	$8,879
Accrued expenses	$8,798	$5,401
Other current liabilities	11,135	11,737
Unearned revenues	9,435	8,222
Total current liabilities	41,970	34,239

Non-current liabilities
Employee rights upon retirement	3,844	3,461
Other non-current liabilities	2,462	975
Total liabilities	48,276	38,675

Commitments and contingencies, see note 5

Convertible preferred shares:
Preferred shares of NIS 0.01 par value:
Authorized 400,000 shares at September 30, 2012 and December 31, 2011; issued and outstanding
130,993 at September 30, 2012 and December 31, 2011	38,231	38,231

Equity
Ordinary shares of NIS 0.01 par value:
Authorized 100,000 shares at September 30, 2012 and December 31, 2011; issued and outstanding 3,237
at September 30, 2012 and December 31, 2011	8	8
Additional paid-in capital	744	744
Retained earnings	59,876	47,071
Accumulated other comprehensive income (loss)	122	(191)
Equity attributable to Stratasys Ltd.	60,750	47,632
Non-controlling interest	566	-
Total equity	61,316	47,632
Total liabilities and equity	$147,823	$124,538

See accompanying notes to consolidated financial statements.

OBJET LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Income (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
in thousands, except per share data
Net sales
Products	$35,757	$27,872	$104,090	$75,449
Services	5,440	4,071	14,509	10,928
	41,197	31,943	118,599	86,377

Cost of sales
Products	11,157	9,549	32,318	25,660
Services	4,521	3,713	12,658	9,644
	15,678	13,262	44,976	35,304

Gross profit	25,519	18,681	73,623	51,073

Operating expenses
Research and development, net	3,853	3,675	11,528	10,879
Selling, general and administrative	15,597	10,488	47,747	28,146
	19,450	14,163	59,275	39,025

Operating income (loss)	6,069	4,518	14,348	12,048

Other income	(355)	(1,932)	199	(1,332)

Income (loss) before income taxes	5,714	2,586	14,547	10,716

Income taxes (benefit)	600	270	1,840	1,059

Net income (loss)	$5,114	$2,316	$12,707	$9,657

Net income attributable to non-controlling interest	$(98)	$-	$(98)	$-

Net income (loss) attributable to Objet Ltd.	$5,212	$2,316	$12,805	$9,657

Comprehensive Income (loss)
Net income (loss)	$5,114	$2,316	$12,707	$9,657
Other comprehensive income (loss):
Foreign currency translation adjustment	237	(92)	344	(56)
Change in fair value of hedging transactions	156	-	27	-
Unrealized loss from marketable securities, net of
deferred taxes	-	(91)		(172)
Comprehensive income (loss)	5,507	2,133	13,078	9,429
Less: comprehensive loss attributable to
non-controlling interest	58	-	58	-
Comprehensive income (loss) attributable to Objet Ltd.	$5,449	$2,133	$13,020	$9,429

See accompanying notes to consolidated financial statements.

OBJET LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows (Unaudited)
in thousands	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities
Net income	$12,707	$9,657
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and Amortization	2,263	1,839
Provision for severance pay, net	418	-
Deferred income taxes	(8)	(35)
Change in other long term Prepaid Expenses	6	134
Net amortization of discount related to marketable securities	-	(186)
Increase in liability for employees upon retirement	-	485
Increase in tax contingencies	-	98
Gains on amounts funded in respect of employee rights upon retirement	(5)	211

Increase (decrease) in cash attributable to changes in
operating assets and liabilities, net of the impact
of acquisition:
Accounts receivable, net	(9,812)	(1,740)
Decrease in Receivables	1,926	(3,412)
Inventories	2,774	(10,048)
Decrease in Prepaid Expenses	1,763	(2,198)
Accounts payable	3,720	560
Increase in accrued expense	3,397	(6)
Unearned revenues	143	1,218
Other current liabilities	(723)	4,105
Net cash provided by (used in) operating activities	18,569	682

Cash flows from investing activities

Change in short-term bank deposits	(15,560)	-
Acquisition of property and equipment	(5,549)	(3,291)
Acquisition of intangible and other assets	(436)	-
Decrease in restricted cash	7	20
Amounts funded in respect of employee rights upon retirement, net	(270)	(237)
Proceeds from sale of marketable securities	1,000	5,000
Purchase of business	(2,079)	-
Net cash provided by (used in) investing activities	(22,887)	1,492

Effect of exchange rate changes on cash	46	147

Net change in cash and cash equivalents	(4,272)	2,321
Cash and cash equivalents, beginning of period	42,954	45,366

Cash and cash equivalents, end of period	$38,682	$47,687

See accompanying notes to consolidated financial statements.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

The condensed consolidated interim financial statements include the accounts of Objet Ltd. and its wholly and majority owned subsidiaries (collectively, the “Company”). All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation. The Company owns 51% of Objet Japan Co. Ltd. The minority owner’s non-controlling interest is included as a component of equity and a reduction to net income and to comprehensive income attributable to Objet Ltd. The Company has one reportable segment.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three and nine months ended September 30, 2012 and 2011 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2011, filed as part of the Company’s Form F-4 filed with the Securities and Exchange Commission on August 6, 2012.

Certain prior-year amounts have been reclassified to conform to the current year's presentation.

In the third fiscal quarter of 2012, the Company completed an acquisition with Fasotec Co. Ltd, ("Fasotec") whereby the Company acquired a 51% equity interest in a newly formed entity, Objet Japan Co. Ltd. ("Objet Japan"), whose purpose is to conduct the business of marketing, distributing, service and maintenance of the Company's products in Japan. Fasotec contributed cash of $0.6 million as well as issued a loan with a 3% annual interest in the amount of $1.6 million and its existing business relating to the Company's products to the new entity. Under the agreement, Objet controls Objet Japan, with Fasotec having limited board representation and other minority governance rights. Objet has an option to buy, and Fasotec has an option to sell, Fasotec's interests in Objet Japan subject to certain conditions. As a result, the Company recorded net tangible assets of $2.1 million and intangible assets (mainly relating to customer relationships that will be amortized over 5 years) of $1.9 million.

Recently Issued Accounting Principles Adopted

In June 2011, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update No. 2011-05 ("ASU 2011-05") which amended the comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance was adopted on January 1, 2012.

Note 2. Inventories

Inventories consisted of the following as of September 30, 2012 and December 31, 2011, respectively (in thousands):

	September 30,	December 31,
	2012	2011
Finished goods	$14,363	$14,739
Work-in-process	1,098	367
Raw materials	8,986	10,867
	$24,447	$25,973

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Income Taxes

The effective tax rate for the three and nine months ended September 30, 2012 was 10.5% and 12.6%, respectively, on the income before income taxes in those periods. The effective tax rate for the three and nine months ended September 30, 2011 was 10.4% and 9.9%, respectively, on the income before income taxes in those periods.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available under the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the Group’s assets and liabilities that are measured at fair value on a recurring basis, segregated by classes:

	September 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:

Foreign exchange forward contracts not
designated as hedging instrument **		$109		$109

Liabilities:

Foreign exchange forward contracts not
designated as hedging instrument **		138		138

Foreign exchange forward contract
designated as hedging instrument **		316		316

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities - Available for sale*	$988			$988

Foreign exchange forward contracts not
designated as hedging instrument **		2,535		2,535

Liabilities:

Foreign exchange forward contracts not
designated as hedging instrument **		2,776		2,776

Foreign exchange forward contract
designated as hedging instrument **		115		115

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input); as of December 31, 2011 and the unaudited three month and nine month ended September 30, 2012, the Company has no Level 3 securities.

**	Level 2 are derivatives which are presented as other current liabilities and other receivables primarily represent foreign currency contracts which are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies.

The financial instruments consist mainly of cash and cash equivalents, restricted deposits, marketable securities, current and non-current receivables, accounts payable and accruals. The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying values.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Litigation

Claims and Proceedings

1) In October 2007, a former supplier of Objet brought an action against Objet and the former directors of its European subsidiary (one of whom, Ilan Levin, is a current director of the Company) in a Brussels commercial court, claiming damages of €566,000 ($728,000), plus interest and related legal and litigation costs. On April 26, 2010, the court held Objet and its subsidiary’s former directors jointly and severally liable for the full amount claimed. Objet along with its subsidiary’s former directors filed an appeal of the judgment in May 2010. In keeping with required procedures related to the litigation, in July 2011, the Company deposited the full amount of the original judgment in favor of the former supplier, plus interest and litigation costs (€690,000, or $887,000, in total) into a blocked, state-owned account in the Company’s name, to be held pending the outcome of the appeal.

Objet recorded a provision in 2007 and 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

2) In December 2008, an employee of Objet, whose employment with Objet was subsequently terminated, filed a claim against Objet demanding that, based on an alleged undertaking Objet had made, Objet issue to him an option that would allow him to maintain an equity interest of 1.45% in Objet, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($141,000). In July 2009, Objet filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, Objet initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($113,000) on account of alleged wrongful termination by Objet, and consequently, Objet filed an amended statement of defense on June 2011. The former employee later amended his statement of claim for the second time, so that it will include a claim that Objet never granted him options.

The action is currently ongoing and is being litigated in an Israeli labor court. Evidentiary hearings took place on February 7, 2013 and April 4, 2013. The former employee submitted his summation briefs on June 5, 2013 and the Company is to submit its summation briefs by September 29, 2013. The former employee may submit answer summations by October 6, 2013.

Objet recorded a provision in 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management.

It is reasonably possible that the loss arising from this claim will be greater than the amount accrued, up to the entire amount claimed.

3) On April 15, 2012, the Company and a former distributor signed a mediation / arbitration agreement in order to either amicably resolve or arbitrate, in Israel, a dispute related to a distributorship agreement with the former distributor that the Company had terminated for cause. Without waiving any of its rights, and for the purpose of mediation, the former distributor has claimed compensation of $1.5 million for, among other things, its alleged investment in building a market for the Company’s products, while the Company has claimed approximately $0.5 million (under a similar reservation of rights), for amounts owed to it by the distributor under the distributorship agreement, damages to the Company’s reputation and lost profits. The first mediation meeting under the mediation / arbitration agreement was held on July 18, 2012, and it has been followed by additional meetings that the mediator has held with each of the parties separately. As of the date of these financial statements the mediation has been discontinued. Neither party has so far initiated arbitration proceedings.

Management does not believe that the allegations made by the former distributor will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4) On March 4, 2013, the Company was notified of two lawsuits purportedly filed in an Israeli district court against the Company by four current or former minority shareholders and former directors of Objet. The lawsuits purportedly demand that the Company amend its capitalization table such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants and issuance of new shares to the plaintiffs. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that Objet effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date - as late as 2009. The Company and named defendants have filed motions with the court, seeking to strike the lawsuits on certain grounds and requesting that the court order the plaintiffs to pay court fees according to the actual value of the remedies sought, instead of limited fees for declaratory remedies. The plaintiffs have filed their responses, and the Company and named defendants have filed their answer. On July 1, 2013, a pre-trial hearing was held, in which the court decided that it will first rule on the motion regarding court fees and only later will proceed, if necessary, to rule on the other motions.

The Company believes that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Management does not believe that these lawsuits will have a material adverse effect on our operations or financial condition, and the Company intends to vigorously defend these lawsuits.

The Company is a party to various other legal proceedings, in the normal course of its business. The Company accrues for a loss contingency when it determines that it probable, after consultation with management, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the outcome of these legal proceedings, either individually or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 6. Subsequent events

Objet Merger

Objet Ltd and Stratasys Inc. merged on December 1, 2012 under an Agreement and Plan of Merger dated as of April 13, 2012, pursuant to which an indirect, wholly-owned subsidiary of Objet merged with and into Stratasys. Objet issued to Stratasys’ stockholders one Objet ordinary share for each share of Stratasys common stock outstanding. Objet became the parent of Stratasys and Objet and changed its name to Stratasys Ltd. Immediately after the consummation of the merger, Stratasys stockholders, in the aggregate, owned approximately 55% of the combined company’s ordinary shares on a fully diluted basis (using the treasury stock method). Accordingly, while Objet was the legal acquirer, Stratasys, Inc. is treated as the acquiring company in the merger for accounting purposes and the merger has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Claims and Proceedings relating to the Merger

On June 29, 2012, a purported class action complaint was filed in the District Court, Fourth Judicial District, Hennepin County, Minnesota (the “Minnesota Court”), naming Stratasys, Inc., the members of its board of directors, and Objet’s two indirect, wholly-owned subsidiaries party to the merger agreement (Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation, or Merger Sub) as defendants. On July 2, 2012, another purported class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), naming the same persons as well as Objet as defendants. A third purported class action was filed on July 17, 2012, also in the Minnesota Court naming the same parties (except for Objet) as defendants. The complaints generally allege that, in connection with approving the merger, the Stratasys, Inc. directors breached their fiduciary duties owed to Stratasys, Inc. stockholders and that Stratasys, Inc., Objet, Holdco and Merger Sub knowingly aided and abetted the Stratasys, Inc. directors’ breaches of their fiduciary duties. The complaints sought, among other things, certification of the case as a class action, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys.

While the Company and the other defendants believe that each of the aforementioned lawsuits is without merit and that the Company has valid defenses to all claims, in an effort to minimize cost and expense of any litigation relating to such lawsuits, on September 6, 2012, the Company and other defendants entered into a memorandum of understanding (“MOU”) with the parties to the actions pending in the Chancery Court and the Minnesota Court, pursuant to which the Company and such parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. Subject to approval of the appropriate court and further definitive documentation, the MOU establishes a framework to resolve the allegations against the Company and other defendants in connection with the merger agreement and contemplates a release and settlement by the plaintiffs of all claims against the Company and other defendants and their affiliates and agents in connection with the Merger Agreement. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that Stratasys, Inc. would file a Current Report on Form 8-K amending and supplementing the applicable disclosure in the joint proxy statement/prospectus, dated August 8, 2012, which had been sent to Stratasys, Inc. stockholders.

The plaintiffs have completed confirmatory discovery with respect to the disclosures made in the proxy statement/prospectus. The parties are presently engaged in negotiating a final settlement agreement, which will be submitted to the Delaware Court for approval. However, if the conditions set forth in the MOU are not satisfied or the Delaware Court fails to approve the settlement, the litigation will proceed, and the Company intends to continue to vigorously defend these actions.

The Company recorded a provision in 2012 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

MakerBot merger

On August 15, 2013 (the “merger date”) Stratasys and privately held MakerBot, completed their merger under terms of the definitive merger agreement which had been signed on June 19, 2013. MakerBot merged with a subsidiary of Stratasys in a stock-for-stock transaction. Each share of MakerBot preferred stock and common stock outstanding immediately prior to closing was converted into the right to receive an amount equal to the per share aggregate merger consideration. All MakerBot stock options were deemed to be fully vested and certain of those stock options, along with the MakerBot warrant, were cancelled in exchange for the right to receive payment of the merger consideration in approximately such number of shares as would have been issued to such holder had the option or warrant been exercised on a net exercise basis. Other MakerBot stock options holders received fully vested Stratasys stock options of equivalent value.

At the merger date, Stratasys issued 3.92 million shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys, and issued Stratasys options in exchange for certain Stratasys options with a fully diluted equivalent of 73 thousand shares. This and the value of the earn-out discussed below resulted in an aggregate purchase price of $491.9 million, based on the average price on the merger date of Stratasys ordinary shares (“average merger date stock price”) of $97.46.

OBJET LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MakerBot stockholders may also qualify for two earn-out payments that provide for aggregate payments of up to 1.2 million shares (having a value of approximately $116.0 million based on the average merger date stock price) depending on the level of achievement of revenue and gross margin percentage targets for the six months ending December 31, 2013 and the year ending December 31, 2014. Additionally, certain MakerBot employees will participate in a performance bonus plan adopted in connection with the merger. Participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar for dollar, the actual amounts determined in the earn-out calculation up to 1.2 million shares (having a value of approximately $116.0 million based on the average merger date stock price). The earn-out payments and bonus payments, if earned, will be made in Stratasys shares or cash, or a combination thereof, at Stratasys’ discretion.

The Company has evaluated subsequent events through September 3, 2013, pursuant to ASC 855-10 “Subsequent Events"